U
SECURITIES AN
Wash

06008382

SEC MAIL RECEIVED PROCESSING
MAY 3 0 2006
WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OM

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SEC FILE NUMBER
8-33944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan S. Gordon (212) 883-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ar 8/2/06

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett Capital Corporation, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 4626868
Qualified in Westchester County
Commission Expires Aug. 31, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

Cash and cash equivalents	$ 2,285,951
Receivable from clearing brokers	20,439
Commissions receivable	143,480
Investment, at market value	6,229,129
Exchange membership contributed for use of the Company - at market value	175,000
Furniture and fixtures (net accumulated depreciation of $103,850)	34,617
Other assets	50,000
Total assets	$ 8,938,616

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 100,000
Liabilities subordinated to claims of general creditors	
Exchange membership contributed for use of the Company	175,000
Total liabilities	275,000
Commitments and contingencies	
Stockholders' equity	
Capital stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	5,443,049
Retained earnings	3,220,566
Total stockholders' equity	8,663,616
Total liabilities, subordinated liabilities and stockholders' equity	$ 8,938,616

The accompanying notes are an integral part of these financial statements.